Exhibit 99.1

LumiraDx Reports Fourth Quarter and Full Year 2021 Results

Positive Customer Experience Drives Market Adoption and Expands Use Cases for LumiraDx’s Transformative Diagnostic Solutions

London, UK (March 10, 2022), LumiraDx Limited (Nasdaq:LMDX), a next-generation point of care (POC) diagnostics company, today announced financial and operational results for the fourth quarter and full year ended December 31, 2021.

•	Full year 2021 revenues of $421.4 million up from full year 2020 revenue of $139.2 million, as the pandemic accelerated momentum on our long-term growth strategy

•	Fourth quarter 2021 revenue of $118.3 million rose sequentially compared to strong Third Quarter 2021 revenue of $109.1 million and year over year versus fourth quarter 2020 revenue of $112.3 million

•

Customer use of our Platform to support several tests including SARS-CoV-2 Antigen, D-Dimer for diagnosing thrombotic conditions and CRP for antibiotic stewardship being credited for streamlining treatment and reducing cost and stress on health systems

•	Customer instrument shipments total more than 21,000 Platforms as of December 31, 2021

•	Strong start to the year with an estimated 4,000 instruments to be shipped for the first quarter of 2022 and first quarter 2022 revenues expected to be similar to fourth quarter 2021

“LumiraDx’s strong 2021 performance marks an inflection point in our strategy for transforming community-based diagnostics,” said Ron Zwanziger, Chairman and CEO of LumiraDx. “The positive experience and validation of the microfluidic technology of our Platform by health systems, emergency rooms, pharmacy chains and other health care providers is expanding market adoption and use cases for fast, high sensitivity, convenient and connected diagnostic test results. Fast Lab Solutions also made a strong contribution to meeting customer needs for COVID testing as we navigate the unpredictability of the coronavirus.The pace of Platform shipments, regulatory clearances and launches, near term pipeline of assays and R&D efforts to expand our test menu for 30+ diagnostic tests for common health conditions gives us confidence in our opportunities for significant non-COVID revenue growth for many years.”

2021 Fourth Quarter and Full Year Financial Highlights

For the twelve months ended December 31, 2021, LumiraDx delivered revenue of $421.4 million compared to $139.2 million for full year 2020. For the fourth quarter of 2021, LumiraDx reported $118.3 million in revenue compared to $112.3 million for the same period in 2020.

Fourth quarter 2021 revenues also rose sequentially compared to strong third quarter 2021 revenues of $109.1 million. SARS-CoV-2 Antigen test strips accounted for $75.0 million in fourth quarter 2021, and we have experienced strong continued demand in early 2022 driven by the impact of the Omicron variant and higher testing rates in all markets. Fast Lab Solutions delivered revenues of $23.7 million in fourth quarter 2021 as adoption of our unique molecular chemistry continued to accelerate as we doubled the number of lab customers from third quarter 2021 to fourth quarter 2021.

Total gross margin for full year 2021 was 36.0% compared to 38.0% in full year 2020. In the fourth quarter of 2021, our test strip margin exceeded 80% while overall fourth quarter 2021 gross margin improved to 46.1% compared to third quarter 2021 gross margin of 35.6%.

Research and development (R&D) costs were $33.8 million in the fourth quarter and $130.2 million for full year 2021. This represents an increase of 22% over the fourth quarter of 2020 and 21% compared to full year 2020 R&D costs as we continued to increase capabilities, opened our new R&D center in Glasgow, Scotland and further resourced our development teams for continued pipeline delivery.

Fourth quarter sales, marketing and administrative expenses were $37.4 million and full year 2021 sales, marketing and administrative expenses were $130.5 million. Reported R&D and sales, marketing and administrative expenses include $5.3 million of amortization and share based payment expenses in the fourth quarter of 2021 and $36.6 million in the full year 2021. In addition, we incurred listing expenses related to our merger and listing of $5.4 million in the fourth quarter and $36.2 million for the full year 2021. Excluding amortization, share based payment expenses and listing related charges, the non-IFRS adjusted operating loss for the fourth quarter was $11.4 million and for the full year 2021 was $72.6 million.

Net loss for the fourth quarter of 2021 was $37.2 million or $0.15 per fully diluted share. The net loss for 2021 was $100.8 million or $0.62 per fully diluted share. Our non-IFRS adjusted net losses for the fourth quarter 2021 and the full year 2021, excluding merger expenses and excluding amortization, share-based payment expenses, unrealized foreign exchange gains and other non-cash financing items were $20.0 million, or $0.08 per fully diluted share, and $111.6 million, or $0.68 per fully diluted share, respectively.

At December 31, 2021, we had $300.0 million in senior debt and $18 million in other term debt. Our cash balance at December 31, 2021 was $132.1 million.

Conference Call

LumiraDx’s senior management team will host a conference call today at 8:00 AM ET to discuss the company’s financial results and business updates. Call in details and a link to view the webcast may be found at https://investors.lumiradx.com/news-and-events/investor-calendar. A replay of the webcast will be available on the Investor’s section of the company’s website at investors.lumiradx.com shortly after the conclusion of the call. The webcast will be archived for 12 months.

About LumiraDx

LumiraDx (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Founded in 2014, LumiraDx manufactures and commercializes an innovative diagnostic Platform that supports a broad menu of tests with lab comparable performance at the point of care. LumiraDx diagnostic testing solutions are being deployed by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to screen, diagnose, and monitor wellness as well as disease. LumiraDx has, on the market and in development, 30+ tests covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders, all on the LumiraDx Platform. In addition, LumiraDx has a comprehensive portfolio of fast, accurate, and cost-efficient COVID-19 testing solutions from the lab to point of need.LumiraDx is based in the UK with more than 1,600 employees worldwide.

Further information on LumiraDx and the LumiraDx Platform is available at www.lumiradx.com

Contact:

Colleen McMillen

Colleen.McMillen@lumiradx.com

+1.917.344.9360

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the effectiveness of our strategy, projected revenues and instrument shipments, regulatory approvals, the advancement of our pipeline of tests, customer demand and adoption of the LumiraDx Platform, and the benefits and performance of our tests. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; the effect of COVID-19 on LumiraDx’s business and financial results; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the header “Risk Factors” in the Proxy Statement and Prospectus filed pursuant to Rule 424B(3) with the Securities and Exchange Commission, or SEC, on September 3, 2021 and other filings with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Non-IFRS Financial Measures

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-IFRS financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-IFRS financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and margins are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating loss, gross margin, net income (loss) or earnings per share or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

We define non-IFRS operating loss and non-IFRS net income (loss) as operating loss and net income (loss), respectively, excluding amortization, share-based payments, IFRS 2 listing expense, change in fair value of financial instruments, foreign exchange (gain)/loss, dividends on preferred shares and non-cash interest. We recommend that you review the reconciliation of the non-IFRS measure to the most directly comparable IFRS financial measure provided in the financial statement tables included below, and that you not rely on any single financial measure to evaluate our business.

LUMIRADX LIMITED

Unaudited Consolidated Statement of Financial Position

	DECEMBER 31, 2020	DECEMBER 31, 2021
	(in thousands)
ASSETS
Non–Current Assets
Other non-current assets	$241	$569
Intangibles and goodwill	40,723	37,048
Right-of-use assets	10,386	27,704
Property, plant and equipment	87,082	173,397

Total Non-Current Assets	138,432	238,718

Current Assets
Inventories	85,516	149,055
Tax receivable	20,680	15,022
Trade and other receivables	109,295	109,798
Restricted cash	2,455	—
Cash and cash equivalents	158,717	132,145

Total Current Assets	376,663	406,020

TOTAL ASSETS	$515,095	$644,738

LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	$(139,734)	$(304,888)
Preferred shares	(451,721)	—
Lease liabilities	(1,986)	(25,468)
Warrant liability	—	(10,407)
Deferred tax liabilities	(1,230)	(779)

Total Non-Current Liabilities	(594,671)	(341,542)

Current Liabilities
Debt due within one year	(147,238)	(191)
Trade and other payables	(139,283)	(134,823)
Lease liabilities due within one year	(9,119)	(5,582)

Total Current Liabilities	(295,640)	(140,596)
Equity
Share capital and share premium	(152,732)	(177,813)
Foreign currency translation reserve	19,905	19,561
Other reserves	(99,821)	(681,167)
Accumulated deficit	607,657	676,639

Total equity attributable to equity holders of the parent	375,009	(162,780)

Non-controlling interests	207	180

Total Equity	375,216	(162,600)

TOTAL EQUITY AND LIABILITIES	$(515,095)	$(644,738)

LUMIRADX LIMITED

Unaudited Consolidated Statement of Profit and Loss and Comprehensive Income

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2021	2020	2021	2020
	(in thousands, except share and per share data)
Revenue
Products	$115,590	$111,407	$415,654	$135,656
Services	2,663	868	5,774	3,497

Total Revenue	118,253	112,275	421,428	139,153
Cost of sales
Products	63,509	65,409	268,835	84,456
Services	224	457	1,053	1,750

Total Cost of Sales	63,733	65,866	269,888	86,206
Gross Profit	54,520	46,409	151,540	52,947
Gross Profit Margin	46%	41%	36%	38%
Research and development expenses	33,822	27,696	130,221	107,539
Selling, marketing and administrative expenses	37,411	15,815	130,520	46,129
Listing expenses	5,393	—	36,202	—

Operating (Loss)/Income	(22,106)	2,898	(145,403)	(100,721)
Finance income	22	21,726	165,426	22,500
Finance expense	(14,836)	(97,126)	(117,943)	(172,722)

Net finance (expense)/income	(14,814)	(75,400)	47,483	(150,222)
Loss before Tax	(36,920)	(72,502)	(97,920)	(250,943)
Tax (provision)/credit for the period	(293)	803	(2,844)	9,946

Loss for the period	$(37,213)	$(71,699)	$(100,764)	$(240,997)

Income/(loss) attributable to non-controlling interest	127	196	449	(17)

Net loss attributable to equity holders of parent—basic and diluted	$(37,340)	$(71,895)	$(101,213)	$(240,980)

Net loss per share attributable to equity holders of parent—basic	$(0.15)	$(0.51)	$(0.62)	$(1.82)
Net loss per share attributable to equity holders of parent—diluted	$(0.15)	$(0.51)	$(0.62)	$(1.82)
Weighted-average number of Ordinary Shares used in loss per share—basic	253,061,147	140,545,303	163,327,203	132,192,880
Weighted-average number of Ordinary Shares used in loss per share—diluted	253,061,147	140,545,303	163,327,203	132,192,880

LUMIRADX LIMITED

Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures

	THREE MONTHS ENDED DECEMBER 31,
	Operating (Loss)/Income		Net Loss		Basic and Diluted EPS
	2021	2020	2021	2020	2021	2020
	(in thousands, except per share data)
IFRS Financial Measure	$(22,106)	$2,898	$(37,213)	$(71,699)	$(0.15)	$(0.51)
Amortization	942	618	942	618	—	—
Share-based payments	4,400	926	4,400	926	0.02	0.01
SPAC merger transaction costs[1]	5,393	—	5,393	—	0.02	—
Change in fair value of financial instruments	—	—	3,717	82,159	0.01	0.59
Foreign exchange loss/(gain)	—	—	1,326	(32,964)	0.01	(0.23)
Net gain on conversion of debt	—	—	—	—	—	—
Dividends on preferred shares	—	—	—	7,363	—	0.05
Non-cash interest	—	—	1,455	9,041	0.01	0.06

Non-IFRS Adjusted Financial Measure	$(11,371)	$4,442	$(19,980)	$(4,556)	$(0.08)	$(0.03)

	YEAR ENDED DECEMBER 31,
	Operating Loss		Net Loss		Basic and Diluted EPS
	2021	2020	2021	2020	2021	2020
	(in thousands, except per share data)
IFRS Financial Measure	$(145,403)	$(100,721)	$(100,764)	$(240,997)	$(0.62)	$(1.82)
Amortization	2,827	2,387	2,827	2,387	0.02	0.02
Share-based payments	33,777	3,191	33,777	3,191	0.21	0.02
SPAC merger transaction costs[1]	36,202	—	36,202	—	0.22	—
Change in fair value of financial instruments	—	—	(98,348)	111,899	(0.60)	0.85
Foreign exchange loss/(gain)	—	—	14,593	(21,906)	0.09	(0.17)
Net gain on conversion of debt	—	—	(64,143)	—	(0.39)	—
Dividends on preferred shares	—	—	16,156	23,578	0.10	0.18
Non-cash interest	—	—	48,109	18,823	0.29	0.14

Non-IFRS Adjusted Financial Measure	$(72,597)	$(95,143)	$(111,591)	$(103,025)	$(0.68)	$(0.78)

1

- Includes a full year IFRS 2 charge of $27.6 million (Q4: $5.4 million) for the difference in the fair value of the shares deemed to have been issued by LumiraDx in the merger transaction to CA Healthcare shareholders and the net assets of CA Healthcare and $8.6 million of LumiraDx transaction costs.

LUMIRADX LIMITED

Unaudited Consolidated Statement of Cash Flows

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2021	2020	2021	2020
	(in thousands) and per share data)
Cash Flows from Operating Activities
Loss for the period	$(37,213)	$(71,699)	$(100,764)	$(240,997)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Depreciation	8,214	3,592	22,887	8,527
Amortization	942	618	2,827	2,387
Net finance (income)/expenses	14,768	68,167	(63,616)	126,774
Share based payment expense	4,400	926	33,777	3,191
Increase in tax receivable	(1,824)	(2,061)	(4,663)	(11,269)
Accrued preferred shares dividends	—	7,363	16,156	23,578
IFRS 2 charge for difference in fair value of shares deemed issued	5,393	—	27,607	—
Changes to working capital:
Inventories	26,121	(41,478)	(66,874)	(73,302)
Trade and other receivables	(20,015)	(76,679)	7,511	(89,213)
Trade payables and other liabilities	(53,419)	86,571	(9,731)	100,997

Net Cash used in Operating Activities	(52,633)	(24,680)	(134,883)	(149,327)

Cash Flows from Investing Activities
Purchases of property, plant, equipment	(24,927)	(28,681)	(106,346)	(64,381)

Net Cash generated from/(used in) Investing Activities	(24,927)	(28,681)	(106,346)	(64,381)

Cash Flows from Financing Activities
Proceeds from issuance of preferred shares	—	162,401	—	162,401
Proceeds from issuance of convertible notes, net of issuance costs	—	—	—	70,917
Proceeds from debt issuance, net of issuance costs	—	62,391	361,729	62,391
Proceeds from shares issued on the exercise of share options	104	26	104	41
Repayment of principal portion of lease liabilities	(619)	(1,026)	(5,449)	(3,054)
Changes in ownership interests in subsidiaries	—	—	(1,968)	—
Proceeds from issuance of share capital in merger	324		38,568
Cash interest paid, net of interest received	(6,232)	(4,220)	(29,894)	(12,114)
Fee on early extinguishment of debt	(1,250)	(3,600)	(3,637)	(3,600)
Repayments of debt	—	(40,152)	(140,286)	(40,396)

Net Cash (used in)/generated from Financing Activities	(7,673)	175,820	219,167	236,586

Net (Decrease)/Increase in Cash and Cash Equivalents	(85,233)	122,459	(22,062)	22,878

Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the period	217,727	37,549	161,172	139,387
Exchange gain/(loss) on cash and cash equivalents	(349)	1,164	(6,965)	(1,093)
Net increase/(decrease) in cash and cash equivalents	(85,233)	122,459	(22,062)	22,878

Cash and Cash Equivalents at the end of the period	$132,145	$161,172	$132,145	$161,172

LUMIRADX LIMITED

Unaudited Consolidated Statement of Changes in Equity

	SHARE CAPITAL	SHARE PREMIUM	TRANSLATION RESERVES	OTHER RESERVES	ACCUMULATED DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
	(in thousands)
Balance at January 1, 2020	$—	$152,691	$(2,341)	$66,883	$(369,868)	$(152,635)	$(194)	$(152,829)
Loss for the period	—	—	—	—	(240,980)	(240,980)	(17)	(240,997)
Other comprehensive income
Currency translation differences	—	—	(17,564)	—	—	(17,564)	4	(17,560)

Total comprehensive income for the period	—	—	(17,564)	—	(240,980)	(258,544)	(13)	(258,557)

Equity compensation plans	—	—	—	—	3,191	3,191	—	3,191
Issue of other equity instruments	—	—	—	32,938	—	32,938	—	32,938
Shares issued on exercise of share options	—	41	—	—	—	41	—	41

Transaction with owners, recognized directly in equity	—	41	—	32,938	3,191	36,170	—	36,170
Changes in non-controlling interests	—	—	—	—	—	—	—	—

Balance at December 31, 2020	$—	$152,732	$(19,905)	$99,821	$(607,657)	$(375,009)	$(207)	$(375,216)

Balance at January 1, 2021	$—	$152,732	$(19,905)	$99,821	$(607,657)	$(375,009)	$(207)	$(375,216)
Loss for the period	—	—	—	—	(101,213)	(101,213)	449	(100,764)
Other comprehensive income
Currency translation differences	—	—	344	—	—	344	—	344

Total comprehensive income for the period	—	—	344	—	(101,213)	(100,869)	449	(100,420)

Equity compensation plans	—	—	—	—	33,777	33,777	—	33,777
Shares issued on exercise of share options	—	104	—	—	—	104	—	104
Conversion of debt and preferred shares in merger	—	—	—	576,210	—	576,210	—	576,210
Shares issued in merger	—	24,977	—	—	—	24,977	—	24,977
Issue of other equity instruments	—	—	—	5,136	—	5,136	—	5,136

Transaction with owners, recognized directly in equity	—	25,081	—	581,346	33,777	640,204	—	640,204
Changes in non-controlling interests	—	—	—	—	(1,546)	(1,546)	(422)	(1,968)

Balance at December 31, 2021	$—	$177,813	$(19,561)	$681,167	$(676,639)	$162,780	$(180)	$162,600